SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published five announcements on May 9, 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/advancedsearch/search_active_main.asp with respect:

(1)
proposed bonus shares issue by conversion of capital reserve, proposed amendments to the articles of association, proposed issue of short-term financing bills, proposed increase of the amount of external guarantee, proposed appointment of a supervisor and notice of annual general meeting (the "AGM") and class meetings of the Company;

(2)	reply slip for attending the AGM of the Company;

(3)	reply slip for attending the Class Meeting for holders of H Shares of the Company;

(4)	form of proxy for attending AGM of the Company; and

(5)	form of proxy for attending the class meeting for holders of H shares of the Company.

Copies of English announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 9, 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

PROPOSED BONUS SHARES ISSUE BY CONVERSION OF CAPITAL RESERVE, PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION, PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS, PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE, PROPOSED APPOINTMENT OF SUPERVISOR AND NOTICE OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

A letter from the Board is set out on pages 3 to 12 of this circular.

Notices convening the AGM and the Class Meetings to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on 25 June 2008 are set out on pages 13 to 20 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

9 May 2008

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"A Share(s)"	A Share(s) of RMB1.00 each in the capital of the Company
"AGM"	the annual general meeting of the Company to be convened and held on 25 June 2008 for the purpose of, among other things, approving the proposed Bonus Shares Issue, the proposed amendment to the Articles of Association, proposed issue of the short-term financing bills and the proposed increase of the amount of external guarantee
"Articles of Association"	the articles of association of the Company
"Board"	the board of Directors
"Bonus Shares Issue"	the proposed issue of New Shares to the Shareholders by way of conversion of the capital reserve on the basis of 5 New Shares for every 10 existing Shares held by the Shareholders on the Record Date
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 50.3% equity interest in the Company
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)

"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	7 May 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New A Shares"	new A Shares to be allotted and issued pursuant to the Bonus Shares Issue
"New H Shares"	new H Shares to be allotted and issued pursuant to the Bonus Shares Issue
"New Shares"	new Shares to be allotted and issued pursuant to the Bonus Shares Issue
"Overseas Shareholders"	Shareholders(s) whose address(es) as stated in the register of holders of H Shares is/are outside Hong Kong
"Record Date"	the record date to be determined by the Board by reference to which entitlements to the Bonus Shares Issue will be determined
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Directors:

Executive Directors:
Liu Shao Yong *(Chairman of the Board)*
Li Wen Xin *(Director)*
Wang Quan Hua *(Director)*
Zhao Liu An *(Director)*
Si Xian Min *(Director, President)*
Tan Wan Geng *(Director, Executive Vice President)*
Xu Jie Bo *(Director, Executive Vice President, Chief Financial Officer)*
Chen Zhen You *(Director)*

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Yang Guang Hua *(Supervisor)*
Yang Yi Hua *(Supervisor)*
Liang Zhong Gao *(Supervisor)*

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

9 May 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED BONUS SHARES ISSUE BY CONVERSION OF CAPITAL RESERVE, PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION, PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS, PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE, PROPOSED APPOINTMENT OF SUPERVISOR AND NOTICE OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

INTRODUCTION

The purpose of this circular is to provide you with, among other things, further details of the (i) the proposed Bonus Shares Issue and the proposed amendments to the Articles of Association consequential to the completion of the Bonus Shares Issue; (ii) the proposed issue of the short-term financing bills; (iii) the proposed increase in the amount of the external guarantee; (iv) the appointment of Supervisor and (v) the notices of the AGM and the Class Meetings.

1. PROPOSED BONUS SHARES ISSUE BY CONVERSION OF CAPITAL RESERVE

The Board proposed the Bonus Shares Issue to the Shareholders for their consideration and approval. Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and the register of holders of A Shares of the Company respectively on the Record Date will be entitled to the Bonus Shares Issue. Subject to the fulfilment of the conditions set out in the paragraph headed "Conditions of the Bonus Shares Issue" below, the Bonus Shares Issue will be made by transferring capital reserve, on the basis of 5 New Shares for every 10 existing Shares then held.

Conditions of the Bonus Shares Issue

The Bonus Shares Issue is conditional upon the following:

(i) the passing of the special resolution to approve the Bonus Shares Issue at the respective AGM and the Class Meetings; and

(ii) approval from the Ministry of Commerce (商務部) of the PRC being obtained; and

(iii) in respect of the New H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the approval for the listing of, and permission to deal in, the New H Shares.

According to Rule 19A.38 of the Listing Rules, except in the circumstances mentioned in Rule 13.36(2) of the Listing Rules, the Directors shall obtain the approval by a special resolution of shareholders in general meeting and the approvals by special resolutions of holders of A Shares and H Shares at separate class meetings conducted in accordance with the Articles of Association in respect of issue of the New Shares under the Bonus Shares Issue. As the Bonus Shares Issue does not fall within Rule 13.36(2) of the Listing Rules, the Bonus Shares Issue is conditional upon the passing of the resolutions to approve the Bonus Shares Issue at the respective AGM and Class Meetings as mentioned above.

Basis of the Bonus Shares Issue

The Bonus Shares Issue will be made by conversion of capital reserve on the basis of 5 New Shares, credited as fully paid, for every 10 existing Shares held by the Shareholders whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the Record Date.

Status of the New Shares

The New Shares will, subject to the Articles of Association, rank pari passu in all respects with the Shares in issue on the date of issue. Holders of the New Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date on which the New Shares are allotted and issued, but will not be entitled to the dividends declared by the Company before the date of allotment and issue of the New Shares.

Fractional Entitlements

Fractional entitlements will not be issued but will be aggregated and sold for the benefit of the Company.

Effect to the shareholding on the Bonus Shares Issue

Set out below is the shareholding structure of the Company as at the Latest Practicable Date and immediately upon completion of the Bonus Shares Issue (assuming that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions of the Bonus Shares Issue" above):

	As at the Latest Practicable Date		**Immediately after completion of the Bonus Shares Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
State-owned Shares	2,200,000,000	50.30	3,300,000,000	50.30
A Shares	1,000,000,000	22.86	1,500,000,000	22.86
H Shares	1,174,178,000	26.84	1,761,267,000	26.84
Total	4,374,178,000	100.00	6,561,267,000	100.00

On the basis of a total of approximately 2,187,089,000 New Shares being issued pursuant to the Bonus Shares Issue (based on 4,374,178,000 Shares in issue as at the Latest Practicable Date), RMB2.187 billion will be transferred from capital reserve to share capital and a total of 6,561,267,000 Shares will be in issue. The New Shares will represent 50% of the existing issued share capital of the Company and 33.33% of the issued share capital of the Company as enlarged by the issue of the New Shares.

Timetable for the Bonus Shares Issue

The Company has been advised by its legal advisers as to the PRC laws that the Bonus Shares Issue shall be effected after the Company first obtains approval from its Shareholders and, thereafter, make application to, and obtain approval from the Ministry of Commerce of the PRC. The Company is unable to ascertain the date of the approval from the Ministry of Commerce of the PRC, based on which the Record Date will be determined (i.e. the Company can only determine the Record Date after such approval is obtained), before it obtains approval from its Shareholders in relation to the Bonus Shares Issue.

The Company will issue a separate announcement regarding the expected timetable for the Bonus Shares Issue, including the Record Date and the ex-titlement date, after obtaining approval from its Shareholders and the Ministry of Commerce of the PRC as soon as practicable.

Overseas Shareholders

As at the Latest Practicable Date, the Company has certain Shareholders whose addresses as shown on the register of members of the Company are located in places outside Hong Kong. The Company will make enquiry regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges for the holder of H Shares to be eligible to take part in the Bonus Shares Issue pursuant to the Listing Rules as soon as practicable once the Record Date is determined.

If, after making enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange for excluding the Overseas Shareholders, the Board is of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange (such as filing of any registration statement or prospectus or other special formalities) in that place, not to issue the New H Shares to such Overseas Shareholders, the Bonus Shares Issue will not be extended to such Overseas Shareholders. Details including an explanation for the exclusion (if any) of the Overseas Shareholders will be disclosed to the Shareholders in accordance with all the applicable rules and regulation and the Articles of Association as soon as practicable.

Share certificates

Subject to the fulfillment of the conditions of the Bonus Shares Issue as set out in the paragraph headed "Conditions of the Bonus Shares Issue" above, and in the absence of any specific instruction to the contrary received in writing by Hong Kong Registrars Limited, certificates in respect of the New H Shares will be sent to the persons entitled thereto at their respective addresses shown in the register of holders of H Shares of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of holders of H Shares of the Company in respect of the joint holding. The Company will issue a separate announcement regarding the date of despatch of certificates for the New H Shares.

Application for listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New H Shares. The New H Shares are not a new class of securities to be listed and accordingly no arrangements are required to be made to enable the New H Shares to be admitted into CCASS.

The A Shares are listed in The Shanghai Stock Exchange. Listing of the New A Shares on The Shanghai Stock Exchange is proposed to be sought. Save as mentioned above, no other part of the equity or debt securities of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought. The Company will issue a separate announcement regarding the date of commencement of dealings in the New H Shares on the Stock Exchange.

Reasons for the Bonus Shares Issue

The Board believes that the proposed Bonus Shares Issue will allow the Shareholders to participate in the growth of the Company by way of conversion of the capital reserve. In addition, it will provide the Company with a wider capital base and therefore increase the marketability of the Shares.

Proposed amendments to the Articles of Associations consequential to the Bonus Shares Issue

If the Bonus Shares Issue is approved in the AGM, the registered share capital of the Company will need to be increased upon completion of the Bonus Shares Issue and Articles 7 ad 29 under Chapter 1 and 3 of the Articles of Association will be required to be amended to reflect the changes in the registered capital and the issued share capital as a result of Bonus Shares Issue.

The proposed amendments to the Articles of Association consequential to the Bonus Shares Issue are subject to the approval of the Shareholders by way of a special resolution at the AGM and will become effective after registration with the relevant government authorities in the PRC, if the Bonus Shares Issue is approved in the AGM and class meetings, and the Company has obtained approval from the Ministry of Commerce of the PRC. The resolution regarding the Bonus Shares Issue which includes the details of such proposed amendments to the Articles of Association consequential to the Bonus Shares Issue are set out in resolutions numbered 10 and 11 in the notice of AGM set out on pages 13 to 20 of this circular.

Warning of Risks of Dealing in Shares

The Bonus Shares Issue is conditional upon the conditions set out in the paragraph headed "Conditions of the Bonus Shares Issue" above. Any Shareholder or other person dealing in the Shares prior to the Company having fulfilled the conditions for the Bonus Shares Issue will accordingly bear the risk that the Bonus Shares Issue cannot become

unconditional and may not be able to receive New Shares. Shareholders and potential investors should therefore exercise caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

2. PROPOSED ISSUE OF SHORT-TERM FINANCING BILLS

On 18 April 2008, the Board approved the proposed issue of short-term financing bills in the PRC and the submission of this proposal to the AGM for the Shareholders' approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Articles of Association, and pursuant to Article 76(10) of the Articles of Association.

Particulars of the short-term financing bills are as follows:

(i)	Place of Issue:	within the PRC (excluding Hong Kong, Macau and Taiwan), by two issues
(ii)	Principal amount:	up to RMB4 billion
(iii)	Maturity:	up to 1 year
(iv)	Interest rate:	to be determined according to market conditions but not exceeding the benchmark lending rate quoted by the People's Bank of China
(v)	Target subscribers:	institutional investors in the PRC's inter-bank bond market (and not the general public)
(vi)	Use of proceeds:	to fund the business activities of the Company

Subject to the Shareholders' consideration and approval, the Board or any person authorized by the Board shall be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of short-term financing bills based on the needs of the Company and the market conditions at the time of issue, including to determine and finalise the final principal amount and interest rate of such short-term financing bills.

The Board believes that the proposed issue of short-term financing bills will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Board considers that the issue of the short-term financing bills will lower the financing cost of borrowings for the Company and is in the interests of the Company and its Shareholders as a whole. Subject to the Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the issue of short-term financing bills takes place.

3. PROPOSED INCREASE OF THE AMOUNT OF EXTERNAL GUARANTEE

Pursuant to the resolutions of 2006 annual general meeting of the Company, the Shareholders have authorized the Board to approve external guarantees of no more than RMB100 million in each fiscal year except those matters in relation to external guarantees which shall be examined and approved at the general meeting as provided in the Notice of the China Securities Regulatory Commission and the China Banking Regulatory Commission concerning the Regulation of External Guarantees to be Provided by Listed Companies.

As the Company plans to recruit more pilots in various regions of the PRC under the self-sponsored training arrangement (as detailed in the announcement of the Company dated 5 December 2007), the demand for the personal loans to cover their training and miscellaneous expenses in the school is expected to be increased accordingly.

In order to facilitate our pilots self-sponsored training arrangement, on 18 April 2008, the Board approved the proposed increase in the amount of the external guarantee from no more than RMB100 million to no more than RMB400 million in each fiscal year and the submission of such proposal to the AGM for the Shareholders' approval in accordance with the relevant procedural requirements under applicable PRC laws and regulations and pursuant to Article 76(11) of the Articles of Association. In respect of the disbursement of loans, those for training fees will be released in accordance with the actual amount incurred and the time schedule while those for miscellaneous expenses will be disbursed once and for all.

These pilots are bound to enter into service contracts with the Company when they finish their training courses. They have the choices to repay their loans in advance or in instalments. Those who choose to repay in instalments shall repay the principal and interest in full within the first ten years of their service term specified in the service contracts with the Company. The guarantee period begins on the date when the banks extend the loans to the pilots and ends in two years from the expiry date of the loans under the loan contract.

Particulars of the guarantee are as follows:

Guarantor:	China Southern Airlines Company Limited
Guarantee:	pilots recruited by the Company under a self-sponsored training arrangement and have applied for personal loans therefor
Amount of guarantee:	no more than RMB400 million in each fiscal year
Term of Guarantee:	beginning on the date when the first loan is extended to the Guarantee and ending in two years from the expiry date of the loan
Type of Guarantee:	warranty

External guarantees of the Company as at the Latest Practicable Date

On 5 December 2007, the Board has approved a guarantee in the sum of RMB90.858 million to be provided in favour of pilots recruited by the Company under the self-sponsored training arrangement. As no personal loan has been advanced to the pilots so far and the guarantee will only commence on the date when the first loan is extended to the Guarantee, the Company did not have any external guarantees as at the Latest Practicable Date.

Subject to the Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the Company provides any external guarantee in accordance with the then applicable requirements under the Listing Rules.

4. PROPOSED APPOINTMENT OF SUPERVISOR

On 18 April 2008, the supervisory committee of the Company approved the nomination of Ms. Zhang Wei to be a Supervisor of the Fifth Session of the Supervisory Committee of the Company to hold office and the submission of this proposal to the AGM for the Shareholders' approval. Details of Ms Zhang Wei are as follows:

Ms. Zhang Wei, aged 41, graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in chemical engineering. Ms. Zhang is an Accountant and a member of the Communist Party of China. She started her career in September 1988 and served as the General Manager Assistant and Vice General Manager of the Finance Department of China Southern Airlines Company Limited, the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC, and the General Manager and Party Secretary of China Southern Airlines Group Finance Company Limited. She has been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC since October 2007.

Ms. Zhang has not acted as supervisor of, nor held any directorships in, other publicly listed companies in the last three years. She has not entered into any service contract with the Company and will not receive any emoluments in relation to her appointment as the supervisor of the Company. As at the Latest Practicable Date, Ms. Zhang did not have any relationship with any Directors, Supervisors, senior management, substantial or controlling Shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the SFO.

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Ms. Zhang's appointment. The Company also confirms that there is no information relating to Ms. Zhang 's appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

AGM AND CLASS MEETINGS

The AGM and the Class Meetings will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Wednesday, 25 June 2008 to consider and, if thought fit, approve, among other matters, the proposed Bonus Shares Issue, the proposed amendments to the Articles of Association consequential to the completion of the Bonus Shares Issue, the proposed issue of the short-term financing bills, the proposed increase of the amount of external guarantee and the proposed appointment of Supervisor. The Class Meeting for holders of H Shares will be held immediately after the conclusion of the AGM and the Class Meeting for holders of A Shares will be held immediately after the conclusion of the Class Meeting for the holders of H Shares, to consider and, if thought fit, approve the proposed Bonus Shares Issue. Notices of the AGM and the Class Meetings are set out on pages 13 to 20 of this circular.

Form(s) of proxy for use at the AGM and the Class Meetings is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at 278 Ji Chang Road Guangzhou PRC 510405, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares of the Company will be closed from 24 May 2008 to 25 June 2008, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the AGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 23 May 2008.

PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 124 of the Articles of Association, any vote of shareholders of the Company taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i. connected transactions;

ii. transactions that are subject to independent shareholders' approval;

iii. granting of options to a substantial shareholder or an independent non-executive director of the company, or any of their respective associates; and

iv. any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of shareholders taken at a general meeting of shareholders of the Company to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Board considers that the proposed Bonus Shares Issue, the proposed amendments to the Articles of Association consequential to the completion of the Bonus Shares Issue, the proposed issue of the short-term financing bills, the proposed increase of the amount of external guarantee and the appointment of Supervisors are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the AGM and the Class Meetings.

By Order of the Board
Liu Shao Yong
Chairman

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 25 June 2008 at 9:30 a.m.:

(1) the 2007 annual general meeting ("**AGM**") will be held at 9:30 a.m.;

(2) the class meeting for holders of H shares ("**H Shares**") of the Company will be held immediately as soon as the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of A Shares ("**A Shares**") of the Company will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the Report of the Directors of the Company for the year 2007;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2007;

3. to consider and approve the Audited consolidated financial statements of the Company for the year 2007;

4. to consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2007 in accordance with the relevant rules and regulations;

5. to consider and approve the profit distribution proposal for the year 2007;

6. to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2008 and KPMG as the international auditors of the Company for the year 2008 and authorize the Board to determine their remuneration;

7. to consider and authorize the Board to examine and approve external guarantees, the cumulative total of which shall not exceed RMB400 million in each fiscal year, except those matters in relation to external guarantees which shall be examined and approved at the general meeting as provided in the *Notice of the China Securities Regulatory Commission and the China Banking Regulatory Commission concerning the Regulation of External Guarantees to Be Provided by Listed Companies*;

8. to consider and approve the appointment of Ms Zhang Wei as a Supervisor of the Fifth Session of the Supervisory Committee of the Company with effect from the passing of this resolution on the date of the AGM.

   Biography of Zhang Wei

   Ms. Zhang Wei, aged 41, graduated from Tianjin University majoring in investment skills & economics. She holds a master of science in chemical engineering. Ms. Zhang is an Accountant and a member of the Communist Party of China. She started her career in September 1988 and served as the General Manager Assistant and Vice General Manager of the Finance Department of China Southern Airlines Company Limited, the Vice Director of the Supervisory Bureau and the Director of the Audit Division of China Southern Air Holding Company ("**CSAHC**"), and the General Manager and Party Secretary of China Southern Airlines Group Finance Company Limited. She has been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC since October 2007.

   Ms. Zhang has not held any directorships in other publicly listed companies in the last three years. She has not entered into any service contract with the Company and not receive any emoluments from the Company in relation to her appointment as the supervisor of the Company. Ms. Zhang does not have any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company. She does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

   There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Ms. Zhang's appointment. The Company also confirms that there is no information relating to Ms. Zhang's appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolution as special resolutions:

9. "**THAT**:

(1) the Company be authorized to issue short-term financing bills in the PRC in the principal amount of not more than RMB4 billion for a term of up to one year;

(2) the Chairman (the "**Chairman**") of the board of directors of the Company (the "**Board**") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of the short-term financing bills based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the short-term financing bills; and

(3) the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issue of the short-term financing bills or any matter incidental thereto."

10. "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company to be issued under the Bonus Shares Issue (as defined below):

(a) the bonus shares issue ("**Bonus Shares Issue**") of shares of the Company ("**New Share(s)**") to the shareholders of the Company whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the record date to be determined by the Board on the basis of 5 New Shares for every 10 existing shares of the Company then held, by transferring capital reserves, be and is hereby approved;

(b) the Directors be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the board of Directors consider expedient;

(c) consequential amendments to the articles of association of the Company as a result of the Bonus Shares Issue be and they are hereby approved (as detailed in resolution 11 below); and

(d) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Shares Issue and the transactions contemplated thereunder."

11. "**THAT** the following consequential amendments to the articles of association of the Company as a result of the Bonus Shares Issue be and are hereby approved, and any Director be and is hereby authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and to do all such things as necessary in respect of the amendments to the articles of association of the Company pursuant to the results of the Bonus Shares Issue and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities):

(a) It is proposed that Article 7 which reads as follows:

"The registered capital of the Company is RMB4,374,178,000."

be deleted in its entirety and replaced by the following:

"The registered capital of the Company is RMB6,561,267,000."

(b) It is proposed that the following paragraph Article 29 which reads as follows:

"In accordance with the approval granted by the Securities Commission of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company.

The share capital structure of the Company after such issue of shares is: (a) 2,200,000,000 A Shares (state shares) held by the promoter, representing 50.30% of the total share capital; (b) 1,174,178,000 H Shares held by foreign investors, representing 26.84% of the total share capital and (c) 1,000,000,000 A Shares (public shares) held by domestic investors, representing 22.86% of the total share capital."

be deleted in its entirety and replaced by the following:

"In accordance with the approval granted by the Securities Commission of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares

issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company. Further shares were issued to shareholders in connection with the bonus shares issue by way of conversion of capital reserve.

The share capital structure of the Company after such issue of shares is: (a) 3,300,000,000 A Shares (state shares) held by the promoter, representing 50.30% of the total share capital; (b) 1,761,267,000 H Shares held by foreign investors, representing 26.84% of the total share capital and (c) 1,500,000,000 A Shares (public shares) held by domestic investors, representing 22.86% of the total share capital.""

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company ("**H Shares**") to be issued under the Bonus Shares Issue (as defined below) and the passing of the resolution approving the Bonus Shares Issue at the annual general meeting of the Company and the class meeting for the holders of A Shares of the Company:

(a) the bonus shares issue ("**Bonus Shares Issue**") of shares of the Company ("**New Share(s)**") to the shareholders of the Company whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the record date to be determined by the Board on the basis of 5 New Shares for every 10 existing shares of the Company then held, by transferring capital reserves, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the board of the Directors consider expedient; and

(c) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Shares Issue and the transactions contemplated thereunder (including the consequential amendments to the articles of association of the Company)."

MEETING FOR HOLDERS OF A SHARES

To consider and, if thought fit, approve the following resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of and permission to deal in the H shares of the Company to be issued under the Bonus Shares Issue (as defined below) and the passing of the resolution approving the Bonus Shares Issue at the annual general meeting of the Company and the class meeting for the holders of H Shares:

(a) the bonus shares issue ("**Bonus Shares Issue**") of shares of the Company ("**New Share(s)**") to the shareholders of the Company whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the record date to be determined by the Board on the basis of 5 New Shares for every 10 existing shares of the Company then held, by transferring capital reserves, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the board of the Directors consider expedient; and

(c) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Shares Issue and the transactions contemplated thereunder (including the consequential amendments to the articles of association of the Company)."

By Order of the Board of
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

9 May 2008

As at the date of this notice, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM and the Class Meetings**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 23 May 2008 ("Eligible Shareholders") or their representatives are entitled to attend the AGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM and the Class Meetings". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM and the Class Meetings**

   a. Eligible Shareholders who intend to attend the AGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before 5 June 2008, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the AGM and the Class Meetings as Attachments A and B.

   b. When attending the AGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H shares of the Company who intend to attend the AGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 23 May 2008.

   d. The register of H shares of the Company will be closed from 24 May 2008 to 25 June 2008 (both days inclusive), during which period no transfer of H shares will be registered.

3. **Proxies**

   a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. Each holder of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of A Shares who is entitled to attend and vote at the class meeting for the A Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

   b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notices of AGM and the Class Meetings as Attachments C and D. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

   c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM and the Class Meetings. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The AGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8611 2436
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Wu Dong Hua and Qin Hai Feng

c. At any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the AGM of the Company to be held on Wednesday, 25 June 2008.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

Attachment B

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the Class Meeting for holders of H Shares of the Company to be held on Wednesday, 25 June 2008.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment C

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Annual General Meeting

I/We[2], ______________________ holder of share account number ______________________,
residing at ____,
being the registered holder of[3] ______________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________, residing at ______________________
____,
as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 25 June 2008 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2007.		
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2007.		
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2007.		
4.	To consider and approve any adjustment to be made to certain items contained in the financial statements of the Company for the year 2007 in accordance with the relevant rules and regulations.		
5.	To consider and approve the profit distribution proposal for the year 2007.		
6.	To consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2008 and KPMG as the international auditors of the Company of the year 2008 and authorize the Board to determine their remuneration.		
7.	To consider and approve the Board be authorised to examine and approve external guarantees, the cumulative total of which shall not exceed RMB400 million in each fiscal year, except those matters in relation to external guarantees which shall be examined and approved at the general meeting as provided in the *Notice of the China Securities Regulatory Commission and the China Banking Regulatory Commission concerning the Regulation of External Guarantees to Be Provided by Listed Companies*.		
8.	To consider and approve the appointment of Ms Zhang Wei as a Supervisor of the Fifth Session of the Supervisory Committee of the Company with effect from the passing of this resolution on the date of the AGM.		
	Special Resolutions	**For**	**Against**
9.	To consider and approve the issuance of the short-term financing bills in the PRC in the principal amount of not more than RMB4 billion for a term of up to one year and the Chairman of the board of directors of the Company or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the proposed issue of the short-term financing bills based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interest rates of the short-term financing bills.		
10.	To consider and approve the bonus shares issue ("Bonus Shares Issue") of shares of the Company ("New Share(s)") to the shareholders of the Company whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the record date to be determined by the Board on the basis of 5 New Shares for every 10 existing shares of the Company then held, by transferring capital reserves and the consequential amendments to the articles of association of the Company as a result of the Bonus Shares Issue (as detailed in resolution 11 below).		

	Special Resolutions	For	Against
11.	To consider and approve the proposed consequential amendments to the articles of association of the Company as a result of the Bonus Shares Issue as set out in the 2007 AGM Notice and any Director be authorised to modify the wordings of such amendments as appropriate (such amendments will not be required to be approved by the shareholders of the Company) and to do all such things as necessary in respect of the amendments to the articles of association of the Company pursuant to the results of the Bonus Shares Issue and the requirements (if any) of the relevant PRC authorities (including but not limited to all applications, filings and registrations with the relevant authorities).		

Signature[7]: ______________________ Date: ______________________ 2008

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment D

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Class Meeting for Holders of H Shares ("Class Meeting")

I/We[2], ______________________________ holder of share account number ______________________________,

residing at ____,

being the registered holder of[3] ______________________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________________, residing at ______________________________

____,

as my/our proxy/proxies to attend on my/our behalf the class meeting for holders of H Shares ("Class Meeting") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 25 June 2008 and to act and vote on my/our behalf at the Class Meeting in respect of the resolution listed below, in accordance with my/our instructions below[5].

	Resolution	For[5]	Against[5]
1.	To consider and approve the bonus shares issue ("Bonus Shares Issue") of shares of the Company ("New Share(s)") to the shareholders of the Company whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the record date to be determined by the Board on the basis of 5 New Shares for every 10 existing shares of the Company then held, by transferring capital reserves as set out in the Notice of the Class Meeting.		

Signature[7]: ______________________________ Date: ______________________________ 2008

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the Class Meeting will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the Class Meeting.

8. A proxy, on behalf of the Shareholder, attending Class Meeting shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the Class Meeting by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Class Meeting or any adjourned Class Meeting should you so wish.